Exhibit 23.1

Consent of KPMG LLP

The Board of Directors
Essex Property Trust, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-102552, 333-44467, 333-21989 and 333-108336), the registration statement on Form S-3D (No. 333-36029), and the registration statement on Form S-8 (No. 333-55646) of Essex Property Trust, Inc. of our report dated February 4, 2004, except note 19, as to which the date is February 27, 2004, with respect to the consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, which report appears in the annual report on Form 10-K of Essex Property Trust, Inc.

/s/ KPMG LLP
KPMG LLP

San Francisco, California
March 12, 2004